UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): February 8, 2019

NEXEO SOLUTIONS, INC.

(Exact Name of Registrant as specified in its charter)

Delaware	001-36477	46-5188282
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3 Waterway Square Place, Suite 1000 The Woodlands, Texas		77380
(Address of principal executive offices)		(Zip Code)

(281) 297-0700

(Registrant’s telephone number, including area code)

Not Applicable

(Registrant’s name or former address, if change since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging Growth Company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry into a Material Definitive Agreement.

On February 8, 2019, Nexeo Solutions, Inc. (“Nexeo”) entered into a Purchase and Sale Agreement (the “Purchase Agreement”) with Neon Holdings, Inc., a Delaware corporation (the “Plastics Buyer”) and, solely for limited purposes therein, Univar Inc., a Delaware corporation (“Univar”) to sell Nexeo’s assets primarily used in its Plastics business (the “Plastics Transaction”) through the sale of the equity interests of Nexeo Solutions Plastics, LLC, a wholly owned subsidiary of Nexeo, and its subsidiaries (collectively, the “Transferred Entities”). Under the terms of the Purchase Agreement, the Plastics Buyer has agreed to pay Nexeo approximately $640 million in cash, subject to certain adjustments. Consummation of the Plastics Transaction (the “Plastics Closing”), which is expected to occur during the first half of 2019, is conditioned upon the closing of the transactions contemplated by that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of September 17, 2018, by and among Nexeo, Univar, Pilates Merger Sub I Corp, a Delaware corporation and direct wholly owned subsidiary of Univar, and Pilates Merger Sub II LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Univar (the “Merger Closing”), or the satisfaction of all conditions to the Merger Closing and Univar’s confirmation that the Merger Closing will occur immediately following the Plastics Closing. Consummation of the Plastics Transaction is also subject to other customary closing conditions, including clearance under the antitrust laws of the United States and certain other governmental authorities. There can be no assurance that these closing conditions will be satisfied.

The Purchase Agreement contains certain customary representations, warranties, covenants and indemnification provisions relating to the assets and operations of the Transferred Entities and Nexeo’s ownership thereof. The Purchase Agreement also provides under certain circumstances for the payment of a termination fee by the Plastics Buyer of $38.4 million and under certain other circumstances for reimbursement of the Plastics Buyer’s reasonable and documented transaction expenses up to a maximum amount of $10 million, in each case, in connection with termination of the Purchase Agreement.

Item 8.01 Other Events.

On February 8, 2019, Nexeo and Univar issued a joint press release announcing their entry into the Purchase Agreement.

A copy of the joint press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Exhibit

99.1	Joint Press Release of Nexeo and Univar, dated February 8, 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NEXEO SOLUTIONS, INC.

By:	/s/ Michael B. Farnell, Jr.
Name:	Michael B. Farnell, Jr.
Title:	Executive Vice President and Chief Administrative Officer

Date: February 8, 2019